Brad Pederson Direct Dial: (612) 672-8341 brad.pederson@maslon.com

December 31, 2015

VIA EDGAR

Ms. Suzanne Hayes Assistant Director United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	AWA Group LP (the “Company”) Amendment No. 3 to Offering Statement on Form 1-A Filed June 26, 2015 Amended June 30, 2015, September 2, 2015 and September 29, 2015 File No. 024-10460

Dear Ms. Hayes:

This letter will respond on behalf of the Company (sometimes referred to herein as the “Partnership”) to your comment letter dated October 7, 2015 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (the “Form 1-A”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to the Comment Letter. Also enclosed you will find four copies of Amendment No. 4 to the Form 1-A (the “Amendment”) that is being filed on the date hereof, marked to indicate changes from the Form 1-A.

You will note that the Amendment makes a significant number of changes to the Form 1-A. The Partnership has determined to proceed with the offering in two phases. The first phase is for accredited investors only, and will involve no placement agents or underwriters. After the minimum amount of $20 million has been raised in the first phase of the offering, the Partnership intends to utilize one or more underwriters to raise up to $30 million in additional sales of its Class A Common Units. The Partnership feels that limiting the first phase of the offering to accredited investors only will provide further protection to non-accredited investors by ensuring that the Partnership will have sufficient funds to commence its plans to acquire majority interests in RIA firms prior to initiating the second phase of the Offering and raising capital from non-accredited investors. Depending upon the timing of the second phase of the Offering, the Partnership may acquire or be in the process of acquiring such firms prior to investments by some or all non-accredited investors that participate in the offering.

Part II - Offering Circular

General

1.	We note your response to prior comment three that financial statements in compliance with Article 8 of Regulation S-X will be filed in a future amendment. We continue to await the filing of those financial statements and may have further comment once they are provided.

RESPONSE: The Amendment contains financial statements we believe to be in compliance with Article 8 of Regulation S-X.

Ms. Suzanne Hayes Page 2

Item 12. Security Ownership… page 33

2.	Please revise to disclose your response to prior comments 11 and 12 here or in another appropriate section of the Offering Circular.

RESPONSE: Page 33 has been updated to disclose our response to prior comments 11 and 12 and provide the following: “1,116,378 Class A Common Units have been issued to founders, consisting of family members and personal acquaintances of Mr. Baker, pursuant to a series of exchange and release agreements (the “Exchange Agreements”). Pursuant to the Exchange Agreements, each of the founders agreed to accept Class A Common Units in exchange for any rights they may have to obtain securities from the General Partner or certain affiliates thereof. Each of such founders had made various amounts of investments in affiliates of the General Partner, which were used to perform market research, develop a business model which evolved to the Partnership’s current business model and pay for professional services to further explore and develop such business model. None of such founders hold 10% or more of the aggregate amount of Class A Common Units outstanding.”

Item 13. Interest of Management… page 35

3.	We refer to prior comment 12. Item 13(a) of Part II to Form 1-A requires you to state the amounts involved in each transaction disclosed in this section. Accordingly, please disclose the amount paid in each private placement transaction that you disclose in this section.

RESPONSE: Page 33 further provides that “[n]one of the founders’ funds were paid to the Partnership.”

As requested, on behalf of the Partnership, the Partnership acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Partnership may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at 612-672-8341, or by email at Brad.Pederson@maslon.com.

Sincerely,

/s/ Brad Pederson
Brad Pederson

BAP

Cc: Edward Baker